UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

As previously disclosed in the Report on Form 6-K furnished on November 18, 2024, SOLOWIN HOLDINGS, a Cayman Islands exempted company with limited liability (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with an individual investor (the “Investor”), pursuant to which the Company agreed to sell to the Investor an aggregate of 500,000 ordinary shares, par value $0.0001 (the “Ordinary Shares”) at a purchase price of $2.00 per share in a registered direct offering. The financing will be consummated in two closings. The first closing occurred on November 18, 2024, in which the Investor purchased 192,300 Ordinary Shares for $384,600, and the second closing was scheduled to occur on or before November 29, 2024, at which time the Investor will purchase an additional 307,700 Ordinary Shares for $615,400.

On November 27, 2024, the Company and the Investor entered into Amendment No. 1 to the Purchase Agreement (the “Amendment”), pursuant to which the parties agreed to postpone the second closing to no later than December 31, 2024.

The foregoing description of the Amendment is not complete and is subject to and qualified in its entirety by reference to the Amendment, a copy of which is furnished with this Form 6-K as Exhibit 99.1, and the terms of which are incorporated by reference herein.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (File No. 333-275337) and Form F-3 (File No. 333-282552) and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Amendment No. 1 to Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2024	SOLOWIN HOLDINGS

	By:	/s/ Shing Tak Tam
Shing Tak Tam
Chief Executive Officer

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